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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                        UgoMedia Interactive Corporation

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   90351R 10 6
                                 (CUSIP Number)

                                  June 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D






-------------------------------------
CUSIP NO. 90351R 10 6
-------------------------------------




-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Nitin Amersey  ###-##-####
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ] (b) [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                      2,750,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                            2,750,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,750,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.17%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------

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Item 1.  Security and Issuer.
         -------------------

Common Stock of UgoMedia Interactive Corporation, 1020 N. Johnson, Bay City. MI



Item 2.  Identity and Background.
         -----------------------

(a) NAME OF PERSON FILING Nitin Amersey

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE 212 Avenue Road, Toronto, On M4K 1L5 CANADA

(c) OCCUPATION
Nitin Amersey is President of CircleTex Corp., a web site development and management firm, Chairman of Scothalls Limited, a trading company(both based in Toronto)a partner of Amersey Damoder, a raw cotton merchant firm, located in Mumbai, India, and President of Door to Door Settlement & Signing Services Inc., a real estate settlement company in Michigan. He also serves as a director of Environmental Solutions World Wide, Inc., a publicly-held company in Pennsylvania.

(d) CRIMINAL PROCEEDINGS None.

(e) CIVIL PROCEEDINGS None.

(F) CITIZENSHIP Canadian.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

The subject shares (1,750,000) were acquired by Mr. Amersey from the issuer at a purchase of $0.10 per share.



Item 4.  Purpose of Transaction.
         ----------------------

Both for investment purposes and to control and influence voting activities of the Issuer. Mr. Amersey is also a director of the Issuer.




Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Mr. Amersey beneficially owns an aggregate of 2,750,000 shares of the Issuer.



Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
          -----------------------------------

                  None

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  None


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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


             Date:  June  20, 2003





            Signature: /s/ Nitin Amersey
                       -------------------







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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